Brownstein Hyatt Farber Schreck, LLP Jeffrey M. Knetsch Attorney at Law
April 19, 2012	303.223.1160 tel 303.223.0960 fax jknetsch@bhfs.com

Pamela Long
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

RE:
Prospect Global Resources, Inc. (the "Company")
Registration Statement on Form S-3 (the "Registration Statement")
Filed March 30, 2012
File No. 333-180492

Dear Ms. Long:

        In response to your letter to Patrick Avery dated April 18, 2012 and on behalf of the Company, we provide the following responses to the comments contained in your letter. We are also filing Amendment No. 1 to the Registration Statement simultaneously herewith.

Description of the Warrants

  1.
  We note that you may issue warrants for the purchase of common stock, preferred stock, debt securities or other securities. Please tell us supplementally whether these "other securities" consist of securities that are being registered pursuant to this registration statement, will be registered on a future registration statement, or will be not be registered pursuant to an applicable exemption. This comment also applies to the reference to "other securities" in the Description of Purchase Contracts on page 20. Please note that we may have additional comments after reviewing your response.

        The "other securities" will consist of securities that are being registered pursuant to the Registration Statement or will be registered on a future registration statement.

Exhibit 5.1—Legal Opinion of Brownstein Hyatt Farber Schreck, LLP

  2.
  On page 19 of the registration statement, we note that the company states that it may issue warrants for the purchase of common stock, preferred stock, debt securities or other securities. Please arrange for counsel to revise its opinion so that its description of the warrants is consistent with the company's description.

        The opinion has been revised in response to this comment.

  3.
  In the second full paragraph on page two, we note that counsel's assumption regarding each natural person is incomplete. Please arrange for counsel to include its full assumption.

        The opinion has been revised in response to this comment.

  4.
  In paragraph 7, please arrange for counsel to opine that the depositary shares will be validly issued and will entitle the holders to the rights specified in the depositary share and Depositary Agreement.

        The opinion has been revised in response to this comment.

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  5.
  Please arrange for counsel to remove the assumptions contained in (b) and (c) of paragraph 8. As counsel is opining on the common stock, preferred stock, debt securities, purchase contracts, warrants and rights that will compose the units, it is inappropriate for counsel to assume the legality of these securities when they are issued in units.

        The opinion has been revised in response to this comment.

  6.
  We note that counsel limits its opinion to matters of Nevada law and United States federal jurisprudence. Please revise the opinion so that counsel is opining on New York state law with respect to the debt securities as the indentures will be governed by New York state law and on the law of any other jurisdiction that governs the agreements for each security being registered.

        The opinion has been revised in response to this comment.

  7.
  Please confirm your understanding that an updated unqualified opinion of counsel should be filed with respect to the legality of the securities being offered for each sale of the securities registered in this filing. Refer to Question 212.05 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Securities Act Rules.

        The Company confirms that an updated unqualified opinion of counsel will be filed with respect to the legality of the securities being offered for each sale of the securities registered in the Registration Statement.

        If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Sincerely,

/s/ Jeffrey M. Knetsch Jeffrey M. Knetsch